August 29, 2016

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attention: Ms. Mara L. Ransom

Re:	Talen Energy Corporation

Amendment No. 1 to Preliminary Schedule 14A

Filed August 9, 2016

File No. 001-37388

Amendment No. 1 to Schedule 13E-3 filed by Talen Energy Corporation, et. al.

Filed August 9, 2016

File No. 005-89268

Dear Ms. Ransom,

This letter is being furnished by Talen Energy Corporation, a Delaware corporation (“Talen Energy” or the “Company”), in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 22, 2016 with respect to Talen Energy’s Amendment No. 1 to Schedule 13E-3 (File No. 005-89268) (the “Schedule 13E-3”) and Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (File No. 001-37388) (the “Proxy Statement”) that were filed with the Commission on August 9, 2016.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about RPH Parent LLC, SPH Parent LLC, CRJ Parent LLC, Raven Power Holdings LLC, Sapphire Power Holdings LLC, C/R Energy Jade, LLC, RJS Merger Sub Inc. and Riverstone Holdings LLC (collectively, “Riverstone”) are based on information provided by Riverstone and the response with respect to the comment regarding information about Goldman, Sachs & Co. (“Goldman Sachs”) is based on information provided by Goldman Sachs.

United States Securities and Exchange Commission

Division of Corporation Finance

In addition, Talen Energy is hereby filing Amendment No. 2 (the “Amended Proxy Statement”) to the Proxy Statement and Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Proxy Statement and the Amended Schedule 13E-3 have each been revised to reflect Talen Energy’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to the Amended Proxy Statement or the Amended Schedule 13E-3, as applicable, except as otherwise noted. We have enclosed a courtesy package, which includes four marked copies of the Amended Proxy Statement and four marked copies of the Amended Schedule 13E-3.

Amendment No. 1 to Schedule 13e-3

General

1.	We note your response to comment 3 and are in receipt of your request for confidential treatment in connection with Exhibit (b)(3). Comments, if any, will be issued in a separate letter. Any comments regarding your confidential treatment request must be resolved prior to the mailing of your proxy statement.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the confidential treatment request in connection with Exhibit (b)(3) to the Schedule 13E-3 will be withdrawn. We have filed an unredacted version of Exhibit (b)(3) with the Amended Schedule 13E-3.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

2.	We note your response to comment 4 and references throughout the proxy statement to “respective affiliates (as defined under Rule 405 of the Securities Act…).” We further note that the defined terms Sponsor Entities, Riverstone Entities and Disinterested Stockholders each include the term “respective affiliates.” As previously requested, please identify by name each of the “respective affiliates.”

Response: In response to the Staff’s comment and as clarified in the telephone conversation with the Staff on August 23, 2016, we have revised the disclosure in the Proxy Statement on pages 1, 10 and 120 of the Amended Proxy Statement.

Background of the Merger, page 16

3.	We reissue prior comment 10 in part. We are unable to see where you addressed the factors considered by the Disinterested Directors in arriving at $13 per share as a price at which the Disinterested Directors would authorize further engagement with Riverstone. In this respect, how is the $13 per share amount related to the “Disinterested Directors’ views of the company’s stand-alone prospects”?

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment and as clarified in the telephone conversation with the Staff on August 23, 2016, we have revised the disclosure in the Proxy Statement on page 19 of the Amended Proxy Statement.

4.	On a related note, please address the company’s stand-alone prospects referenced in the May 28, 2016 entry.

Response: In response to the Staff’s comment and as clarified in the telephone conversation with the Staff on August 23, 2016, we have revised the disclosure in the Proxy Statement on page 28 of the Amended Proxy Statement.

Special Factors

Position of the Riverstone Filing Parties as to the Fairness of the Merger, page 38

5.	Please include the definition of the term “Riverstone Filing Parties” here by naming each person included in the term, including “Their Controlling Affiliates.”

Response: In response to the Staff’s comment and as clarified in the telephone conversation with the Staff on August 23, 2016, we have revised the disclosure in the Proxy Statement on pages 1, 2 and 38 of the Amended Proxy Statement.

Opinion of Citigroup Global Markets Inc., page 41

6.	We reissue prior comment 24 as it relates to clauses (ii), (iii) and (iv). We note that slides 11, 12 and 14 of Exhibit (c)(11) to your Schedule 13e-3 include the data we had previously requested.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on pages 45 through 48 of the Amended Proxy Statement.

The Debt Commitment Letter, page 116

7.	We note your revised disclosure in response to comment 32. Please revise to clearly state the effective interest rates of the loan, including the LIBOR rate, base rate, LIBOR rate floor, and default rate. Refer to Item 1007(d)(1) of Regulation M-A.

Response: In response to the Staff’s comment, we have revised the disclosure in the Proxy Statement on page 116 of the Amended Proxy Statement.

Significant Past Transactions and Contracts, page 138

8.	We note your response to comment 33 and your disclosure on page 17 that the Stockholder Agreement provides an “exception for any offer with respect to a transaction that is affirmatively publicly recommended by the Board.” We further note that the foregoing section does not appear to apply to section 6(a)(i) of the Stockholder Agreement, which prohibits Riverstone from taking action to “acquire,

United States Securities and Exchange Commission

Division of Corporation Finance

agree to acquire, propose or offer to acquire, or facilitate the acquisition or ownership of, Talen Common Stock.” Accordingly, we reissue comment 33 and ask that you expand your disclosure to state whether you have agreed to terminate, waive, amend, or modify this standstill provision. Also discuss whether the Disinterested Directors considered the foregoing in determining that the going private transaction was procedurally and substantively fair to the unaffiliated security holders. We would expect the foregoing to address whether and how the Disinterested Directors considered the December 3, 2105 indication of interest communicated by Mr. Hoffman to Mr. Graham, and all subsequent negotiations with Riverstone with respect to the merger, in view of the restrictions set forth in Section 6 of the Stockholder Agreement.

Response: In response to the Staff’s comment and as clarified in the telephone conversation with the Staff on August 23, 2016, we have revised the disclosure in the Proxy Statement on page 17 of the Amended Proxy Statement.

Riverstone Financial Advisor Materials, page 139

9.	Please confirm that the amount of $12 million in fees received by Goldman Sachs referenced at the end of page 139 relates to all of the transactions preceding the amount disclosed.

Response: We hereby confirm that the amount of $12 million in fees received by Goldman Sachs referenced at the end of page 139, as revised on page 139 of the Amended Proxy Statement, relates to all of the transactions preceding the amount disclosed.

*    *    *    *

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Sarkis Jebejian at (212) 446-5944 or David Beller at (212) 446-4863, each of Kirkland & Ellis LLP, Talen Energy’s outside counsel.

United States Securities and Exchange Commission

Division of Corporation Finance

Sincerely,

/s/ Paul A. Farr
Paul A. Farr

Cc:	Andrew Calder, Esq. Sarkis Jebejian, Esq. David Beller, Esq.